Filed Pursuant to Rule 424(b)(7)
Registration No. 333-139904

Prospectus Supplement No. 1
(To Prospectus dated January 10, 2007)

United Dominion Realty Trust, Inc.

$250,000,000 Principal Amount of 3.625% Convertible Senior Notes due 2011
and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement supplements information contained in that certain prospectus dated January 10, 2007 of United Dominion Realty Trust, Inc., covering resales by selling securityholders identified therein of our 3.625% convertible senior notes due 2011 and shares of our common stock into which the notes are convertible.

You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement updates information in the “Selling Securityholders” and “Plan of Distribution” sections of the prospectus dated January 10, 2007 and, accordingly, to the extent inconsistent, the information in this prospectus supplement supersedes the information contained in the prospectus.  This prospectus supplement may not be delivered or utilized without the prospectus, including any amendments or supplements to the prospectus. We refer to the prospectus, including any amendments or supplements, as the “prospectus.”  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

To read about certain factors you should consider before investing in the notes and our common stock, see “Risk Factors” beginning on page 5 of the prospectus dated January 10, 2007.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 2, 2007.

The information appearing under the sections entitled “Selling Securityholders” and “Plan of Distribution” on pages 72 through 78 of the prospectus dated January 10, 2007 is amended and restated in its entirety by the information below.

SELLING SECURITYHOLDERS

We originally issued the notes to J.P. Morgan Securities Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated, Wachovia Capital Markets, LLC and Bear, Stearns & Co. Inc. in a private placement on October 12, 2006.  The notes were immediately resold by the initial purchasers to persons reasonably believed by the initial purchasers to be qualified institutional buyers within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act.  Selling securityholders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell the notes and our common stock issuable upon conversion of the notes pursuant to this prospectus.  Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

The following table sets forth certain information concerning the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock that may be offered from time to time by each selling securityholder under this prospectus.  The information is based on information provided to us by or on behalf of the selling securityholders on or prior to February 1, 2007.

Because the selling securityholders may offer all, some or none of the notes or common stock issuable upon conversion of the notes, we have assumed for purposes of the table below that the named selling securityholders will sell all of the notes or common stock issuable upon conversion of the notes.  In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.  Unless otherwise indicated below, to our knowledge no selling securityholder named in the table below beneficially owns one percent or more of our common stock, assuming conversion of such selling securityholder’s notes.

To our knowledge, except as described below, the selling securityholders have sole voting and investment power with respect to all of the securities shown as beneficially owned by them.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Percentage of Notes Outstanding	Common Stock Offered Hereby(2)	Percentage of Common Stock Outstanding (3)

ADI Alternative Investments	$7,000,000	2.8%	186,428	*
ADI Alternative Investments c/o Axis Pan	1,000,000	*	26,632	*
ADI Alternative Investments c/o Casam ADI CB Arbitrage	4,000,000	1.6%	106,530	*
ADI Alternative Investments c/o Kallista Master Fund Limited	7,500,000	3.0%	199,744	*
Alcon Laboratories	465,000	*	12,384	*
Aristeia International Limited(4)	12,400,000	5.0%	330,244	*
Aristeia Partners LP(5)	2,600,000	1.0%	69,244	*
Arlington County Employees Retirement System	667,000	*	17,763	*
Bancroft Fund Ltd.	1,000,000	*	26,632	*
Bank of America Pension Plan	3,000,000	1.2%	79,897	*
British Virgin Islands Social	153,000	*	4,074	*
Canyon Capital Arbitrage Master Fund, Ltd.(6)	15,810,000	6.3%	421,061	*
Canyon Value Realization Fund, L.P.(6)	8,370,000	3.3%	222,914	*
Canyon Value Realization MAC 18 Ltd.(6)	930,000	*	24,768	*
CC Arbitrage, Ltd.(6)	4,000,000	1.6%	106,530	*
City University of New York	133,000	*	3,542	*
CQS Convertible and Quantitative Strategies Master Fund Limited(7)	12,000,000	4.8%	319,591	*
DBAG London(6)(8)	20,500,000	8.2%	545,968	*
Ellsworth Fund Ltd.	1,000,000	*	26,632	*
Equity Overlay Fund LLC	1,500,000	*	39,948	*
Grady Hospital Foundation	128,000	*	3,408	*
Highbridge International LLC	3,000,000	1.2%	79,897	*
Independence Blue Cross	860,000	*	22,904	*
JMG Capital Partners, LP	21,000,000	8.4%	559,284	*
JMG Triton Offshore Fund, Ltd.(9)	5,000,000	2.0%	133,163	*
JPMorgan Securities Inc.(6)	6,267,000	2.5%	166,906	*
Merrill Lynch, Pierce, Fenner & Smith, Inc.(6)	9,833,000	3.9%	261,878	*
Occidental Petroleum Corporation	296,000	*	7,883	*
Peoples Benefit Life Insurance Company Teamsters	2,250,000	*	59,923	*
Plexus Fund Limited	30,000,000	12.0%	798,978	*
PNC Equity Securities LLC(6)(10)	5,000,000	2.0%	133,163	*
Pro Mutual	841,000	*	22,398	*
Redbourn Partners LTD	6,000,000	2.4%	159,795	*
Retail Clerks Pension Trust #2	1,000,000	*	26,632	*
San Francisco City and County	1,317,000	*	35,075	*
The Canyon Value Realization Fund (Cayman), Ltd.(6)	21,390,000	8.6%	569,671	*
The Grable Foundation	93,000	*	2,476	*
The Police and Fire Retirement System of the City of Detroit	631,000	*	16,805	*
Trustmark Insurance Company	403,000	*	10,732	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Ltd.(11)	1,178,000	*	31,373	*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Ltd.(11)	9,822,000	3.9%	261,585	*
All other holders of notes or future transferees of such holders(12)	19,663,000	7.9%	523,676	*

*	Less than 1%.
(1)

The maximum principal amount of notes that may be sold under this prospectus will not exceed $250,000,000. Assuming all of the notes are sold under this prospectus, no selling securityholder will beneficially own any notes upon completion of this offering.

(2)

Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes based on the current conversion rate of 26.6326 shares of our common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. This conversion rate is subject to adjustment, however, as described under “Description of Notes—Conversion Rate Adjustments.” As a result, the maximum number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future. To our knowledge, and assuming all of the shares issuable upon conversion of the notes are sold under this prospectus, no selling securityholder will beneficially own more than one percent of our common stock upon completion of this offering.

(3)

Calculated based on 135,038,923 shares of our common stock outstanding as of February 1, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(4)	Aristeia Capital LLC is the investment manager for Aristeia International Limited. Aristeia Capital LLC is jointly owned by Kevin Toner, Robert H. Lynch, Jr., Anthony Frascella, and William R. Techar.
(5)	Aristeia Advisors LLC is the general partner for Aristeia Partners LP. Aristeia Advisors LLC is jointly owned by Kevin Toner, Robert H. Lynch, Jr., Anthony Frascella, and William R. Techar.
(6)

The selling securityholder has informed us that it is, or is an affiliate of, a registered broker-dealer. Each such selling securityholder has represented to us that it acquired its securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. To the extent that we become aware that any such selling securityholder did not acquire its securities in the ordinary course of business or did have such an agreement or understanding, we will file a supplement to this prospectus to designate such selling securityholder as an “underwriter” within the meaning of the Securities Act of 1933.

(7)

Alan Smith, Blair Gauld, Dennis Hunter, Karla Bodden and Jim Rogers have the power to direct the voting and disposition of the securities held by CQS Convertible And Quantitative Strategies Master Fund Limited.

(8)	DBAG London is a subsidiary of Deutsche Bank Securities Inc., a publicly held entity.
(9)

JMG Triton Offshore Fund, Ltd. (the “Fund”) is an international business company organized under the laws of the British Virgin Islands. The Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company (the “Manager”) that has voting and dispositive power over the Fund’s investments, including the securities offered hereby. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a California corporation (“Pacific”) and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David. Messrs. Glaser and Richter have sole investment discretion over the Fund’s portfolio holdings.

(10)	PNC Equity Securities LLC is a subsidiary of PNC Financial Services Group, a publicly held entity.
(11)

UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited and UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage II Master Ltd. are funds which cede investment control to UBS O’Connor LLC, which as investment adviser, makes all the investment/voting decisions. UBS O’Connor LLC is a wholly owned subsidiary of UBS AG, which is listed and traded on the New York Stock Exchange.

(12)

Assumes that any other holder of notes or any future transferee of any such holder does not beneficially own any common stock other than the common stock issuable upon conversion of the notes. Additional selling securityholders not named in this prospectus will be not be able to use this prospectus for resales until they are named in the selling securityholder table by prospectus supplement or post-effective amendment.

Information about the selling securityholders may change over time.  Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, including their pledgees, donees, partnership distributees and other transferees receiving the notes or common stock from the selling securityholders in non-sale transfers, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents.  Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers.  These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The notes and the underlying common stock may be sold in one or more transactions at:

•       fixed prices that may be changed;

•       prevailing market prices at the time of sale;

•       prices related to the prevailing market prices;

•       varying prices determined at the time of sale; or

•       negotiated prices.

These sales may be effected in transactions, which may involve cross or block transactions, in the following manner:

•       on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale, including the New York Stock Exchange in the case of the common stock;

•       in the over-the-counter-market;

•       in transactions otherwise than on these exchanges or services or in the over-the-counter market (privately negotiated transactions);

•       through the writing and exercise of options (including the issuance of derivative securities), whether these options or such other derivative securities are listed on an options or other exchange or otherwise;

•       through the settlement of short sales;

•       through any combination of the foregoing; or

•       by any other legally available means.

These transactions may include block transactions or crosses.  Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

Selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying common stock and deliver these securities to close out short positions.  In addition, the selling securityholders may sell the notes and the underlying common stock short and deliver the notes and underlying common stock to close out short positions or loan or pledge the notes or the underlying common stock to broker-dealers or other financial institutions that in turn may sell such securities.  Selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealers or other financial institutions of the notes or the underlying common stock or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

Selling securityholders may decide not to sell all or a portion of the notes and the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus.  In addition, selling securityholders may sell or transfer their notes and shares of common stock issuable upon conversion of the notes other than by means of this prospectus.  In particular, any securities covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or Regulation S under the Securities Act may be sold thereunder, rather than pursuant to this prospectus.

The aggregate proceeds to the selling securityholders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions.  A selling securityholder reserves the right to accept and, together with their agents, to reject any proposed purchase of notes or common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

Our common stock is listed on the New York Stock Exchange under the symbol “UDR.”  We do not intend to list the notes on any securities exchange or for quotation through Nasdaq.  The notes are eligible for trading on The Portal Market.  However, notes sold pursuant to this prospectus will no longer be eligible for trading on The Portal Market.  Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act.  As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.  If the selling securityholders were deemed to be underwriters, the selling securityholders will be subject to the prospectus delivery requirements of the Securities Act and may be subject to liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

Any selling securityholder who is a “broker-dealer” may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act.  As a result, such selling securityholders are an underwriter in connection with the sale of the notes or the shares of common stock issuable upon conversion of the notes covered by this prospectus.  JPMorgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith, Inc. have identified themselves as broker-dealers and are, therefore, underwriters in connection with the sale of the notes or the shares of common stock issuable upon conversion of the notes covered by this prospectus.  Such selling securityholders have informed us that they have purchased their notes in the ordinary course of business, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by such securityholders.

The selling securityholders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act.  The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person.  In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution.  This may affect the marketability of the notes and the underlying common stock and the ability to engage in market making activities with respect to the notes and the underlying common stock.

If required, the specific notes or common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of the holders of the notes to register the notes and the common stock issuable upon conversion of notes under applicable federal securities laws under specific circumstances and specific times.  Under the registration rights agreement, the selling securityholders and we have agreed to indemnify each other and our respective controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act.  We will pay substantially all of the expenses incident to the registration of the notes and the common stock, except that the selling securityholders will pay all brokers’ commissions and, in connection with an underwritten offering, if any, underwriting discounts and commissions.